Jessica Patrick To Call Writer Directly: +1 202 389 3475 jessica.patrick@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

April 29, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Timothy Worthington

Re:	Coatue Innovation Fund
Registration Statement on Form N-2 (File Nos. 333-283279; 811-24025)

Dear Mr. Worthington:

On behalf of Coatue Innovation Fund (the "Fund"), this letter responds to the comment issued by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a telephone call on April 29, 2025 between Mr. Timothy Worthington of the Staff and Ms. Jessica L. Patrick of Kirkland & Ellis LLP, outside counsel to the Fund, relating to the Fund's amended registration statement on Form N-2/A, filed on April 23, 2025 (File Nos. 333-283279; 811-24025) (the "Registration Statement").

For your convenience, a transcription of the Staff's comment is included in this letter, with the comment followed by the Fund's response. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

General

1.	Please file correspondence where the Fund includes the undertakings required by Rule 484(b)(3) under the Securities Act of 1933, as amended (the "Securities Act").

Response: As requested, the Fund undertakes as follows:

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Fund pursuant to the provisions described in the Registration Statement, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Fund is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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If you have any questions, please feel free to contact the undersigned by telephone at (202) 389-3475 or by email at jessica.patrick@kirkland.com or Nicole M. Runyan, P.C. by telephone at (212) 446-4774 or by email at nicole.runyan@kirkland.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Jessica L. Patrick, Esq.
Jessica L. Patrick

cc:	Claire Jen, Esq., Coatue Management, L.L.C.
Nicole M. Runyan, P.C., Kirkland & Ellis LLP